Exhibit 12.1

The Hanover Insurance Group, Inc

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Including realized gains and losses

	Fiscal Years Ended
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008

Earnings before income taxes, minority interest, extraordinary items and cumulative effect of accounting changes	28.7	21.6	205.6	265.3	166.9

Fixed charges:
Interest expense	61.9	55.0	44.3	35.5	41.0
Interest portion of rental expense	7.4	7.0	5.7	5.1	5.6

Total fixed charges	69.3	62.0	50.0	40.6	46.6

Earnings before income taxes, minority interest, extraordinary items, cumulative effect of accounting changes and fixed charges	98.0	83.6	255.6	305.9	213.5

Ratio of earnings to fixed charges	1.414	1.348	5.112	7.534	4.582